UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 3, 2022

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2022 to 30 June 2022

3 August 2022

Novo Nordisk's sales increased by 25% in Danish kroner and by 16% at constant exchange rates to DKK 83.3 billion in the first six months of 2022

•Operating profit increased by 26% in Danish kroner and by 14% at constant exchange rates (CER) to DKK 37.5 billion.
•Sales in International Operations increased by 15% in Danish kroner (10% at CER), and sales in North America Operations increased by 36% in Danish kroner (24% at CER).
•Sales within Diabetes and Obesity care increased by 28% in Danish kroner to DKK 72.7 billion (19% at CER), mainly driven by GLP-1 diabetes sales growth of 57% in Danish kroner (45% at CER). Rare disease sales increased by 6% measured in Danish kroner (unchanged at CER).
•Obesity care sales grew by 99% in Danish Kroner (84% at CER). Novo Nordisk expects to make all Wegovy® dose strengths available in the US towards the end of 2022.
•Within R&D, Novo Nordisk has now successfully completed five phase 3a trials with insulin icodec, a long-acting once-weekly insulin. Based on a recommendation from an independent Data Monitoring Committee following an interim analysis, the SELECT cardiovascular outcomes trial continues in accordance with the trial protocol.
•For the 2022 outlook, sales growth is now expected to be 12-16% at CER and operating profit growth is now expected to be 11-15% at CER. Sales and operating profit growth reported in Danish kroner are now expected to be 9 and 14 percentage points higher than at CER, respectively.

PROFIT AND LOSS	H1 2022	H1 2021	Growth as reported	Growth at CER*
DKK million
Net sales	83,296	66,845	25%	16%
Operating profit	37,538	29,761	26%	14%

Net profit	27,528	24,746	11%	N/A
Diluted earnings per share (in DKK)	12.08	10.71	13%	N/A
* CER: Constant exchange rates (average 2021).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the sales growth in the first half of 2022. The growth is driven by increasing demand for GLP-1 based diabetes treatments, especially Ozempic®. Our obesity treatments are also contributing to growth as more people living with obesity are being treated and the Obesity care market continues to expand. The performance in the first six months has enabled us to raise our outlook for the full year."

On 3 August 2022 at 19.30 CEST, corresponding to 1.30 pm EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 2 of 34
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first six months of 2022 (blue indicates second-quarter development):

Purpose and sustainability	Innovation and therapeutic focus
Progress towards zero environmental impact:
•Carbon emissions from operations and transportation increased by 49% compared to first half of 2021 and decreased by 19% compared to the first half of 2019

Adding value to society:
•Progress on 'Defeat Diabetes' strategy:
◦Medical treatment provided to 35.1 million people living with diabetes
◦Reaching 24 countries and more than 34,000 children in Changing Diabetes® in Children programme
•Five months’ supply of diabetes and haemophilia medication donated to the Ukrainian Ministry of Health
•Positive scientific opinion from EMA on human insulin with more flexible storage without refrigeration

Being recognised as a sustainable employer:
•Share of women in senior leadership positions has increased to 38% from 35% in the first half of 2021

Further raise innovation bar for diabetes treatment:
•Approval of Ozempic® 2.0 mg in the US
•Successful completion of five phase 3 trials with once-weekly insulin icodec
•Phase 1 trial with Ideal Pump insulin successfully completed
•Phase 1 trial initiated with a once-daily oral GLP-1/GIP agonist

Stre Develop superior treatment solutions for obesity:
•STEP TEENs phase 3 trial successfully completed
•Phase 1 initiation with oral amycretin
the
Strengthen and progress Rare disease pipeline:
•Concizumab phase 3 trial successfully completed in people with haemophilia A and B with inhibitors
•Phase 2 trial initiated with NDec in sickle cell disease

Establish presence in Other serious chronic diseases:
•Phase 2 trial initiated with NNC6019 in cardiomyopathy

Commercial execution	Financials
       Strengthen diabetes leadership to more than one-third:
•Diabetes value market share increased by 1.5 percentage points to 31.0% (MAT)

 More than DKK 25 billion in Obesity care sales by 2025:
•Obesity care sales increased by 84% (CER) to DKK 7.0 billion

 Secure a sustained growth outlook for Rare disease:
•Rare disease sales were unchanged at (CER) at DKK 10.6 billion

Deliver solid sales and operating profit growth:
•Sales growth at 16% (CER)
•International Operations sales growth of 10% (CER)
•US sales growth of 23% (CER) with 71% of sales coming from products launched since 2015
•Operating profit growth of 14% (CER)

          Drive operational efficiencies:
•Continued productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 42.7 billion
•DKK 27.6 billion returned to shareholders during the first half of 2022

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 3 of 34
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST SIX MONTHS OF 2022

PROFIT AND LOSS	H1 2022	H1 2021	% change H1 2022 to H1 2021	% change H1 2022 to H1 2021 at CER
(Amounts are in DKK million, except for earnings per share and employees)

Net sales	83,296	66,845	25%	16%

Gross profit	70,310	55,487	27%	17%
Gross margin	84.4%	83.0%

Sales and distribution costs	(21,023)	(16,257)	29%	22%
Percentage of sales	25.2%	24.3%

Research and development costs	(10,329)	(7,888)	31%	26%
Percentage of sales	12.4%	11.8%

Administrative costs	(1,961)	(1,836)	7%	3%
Percentage of sales	2.4%	2.7%

Other operating income and expenses	541	255	112%	92%

Operating profit	37,538	29,761	26%	14%
Operating margin	45.1%	44.5%

Financial items (net)	(2,824)	1,094	(358%)	N/A

Profit before income taxes	34,714	30,855	13%	N/A

Income taxes	(7,186)	(6,109)	18%	N/A
Effective tax rate	20.7%	19.8%

Net profit	27,528	24,746	11%	N/A
Net profit margin	33.0%	37.0%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	3,286	2,594	27%	N/A
Capital expenditure (PP&E)	3,955	3,111	27%	N/A
Net cash generated from operating activities	47,547	36,510	30%	N/A
Free cash flow	42,725	32,696	31%	N/A

Total assets	218,928	158,095	38%	N/A
Equity	74,452	65,559	14%	N/A
Equity ratio	34.0%	41.5%

Average number of diluted shares outstanding (million)	2,279.7	2,310.9	(1%)	N/A
Diluted earnings per share / ADR (in DKK)	12.08	10.71	13%	N/A

Full-time equivalent employees end of period	50,816	45,971	11%	N/A

These unaudited consolidated financial statements for the first six months of 2022 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2021 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 4 of 34
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 25% measured in Danish kroner and by 16% at CER in the first six months of 2022, driven by Diabetes care sales growth of 15% (CER) and Obesity care sales growth of 84% (CER). Rare disease sales were unchanged at CER.

Sales split per therapy	Sales H1 2022 DKK million	Sales H1 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Rybelsus®	4,235	1,674	153%	134%	21%
Ozempic®	26,384	14,097	87%	73%	93%
Victoza®	6,032	7,606	(21%)	(26%)	(18%)

Total GLP-1	36,651	23,377	57%	45%	96%

Long-acting insulin	8,900	8,971	(1%)	(6%)	(5%)
- Tresiba®	4,833	4,557	6%	0%	0%
- Xultophy®	1,408	1,326	6%	3%	0%
- Levemir®	2,659	3,088	(14%)	(19%)	(5%)

Premix insulin	5,513	5,668	(3%)	(8%)	(4%)
- Ryzodeg®	1,352	841	61%	55%	4%
- NovoMix®	4,161	4,827	(14%)	(19%)	(8%)

Fast-acting insulin	8,729	8,808	(1%)	(6%)	(5%)
- Fiasp®	1,013	837	21%	16%	1%
- NovoRapid®	7,716	7,971	(3%)	(9%)	(6%)

Human insulin	4,163	4,576	(9%)	(15%)	(6%)

Total insulin	27,305	28,023	(3%)	(8%)	(20%)

Other Diabetes care[1]	1,714	1,919	(11%)	(16%)	(3%)

Total Diabetes care	65,670	53,319	23%	15%	73%

Wegovy®	2,585	85	—	—	20%
Saxenda®	4,460	3,458	29%	21%	7%

Total Obesity care	7,045	3,543	99%	84%	27%

Diabetes and Obesity care total	72,715	56,862	28%	19%	100%

Rare disease segment
Rare blood disorders[2]	5,940	5,401	10%	3%	2%
- Haemophilia A	1,184	1,120	6%	1%	0%
- Haemophilia B	339	309	10%	6%	0%
- NovoSeven®	4,289	3,855	11%	3%	2%
Rare endocrine disorders[3]	3,743	3,779	(1%)	(5%)	(2%)
Other Rare disease[4]	898	803	12%	7%	0%

Rare disease total	10,581	9,983	6%	0%	0%

Total sales	83,296	66,845	25%	16%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 5 of 34
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 23% measured in Danish kroner and by 15% at CER to DKK 65,670 million driven by GLP-1 growth. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 29.6% to 31.0% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2021 and May 2022 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan, and Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	May	May	Sales H1 2022 DKK million	Growth at CER
	2022	2021

Global	31.0%	29.6%	65,670	15%
International Operations	25.8%	24.0%	33,670	10%
- EMEA *	29.0%	28.0%	16,734	12%
- Region China **	32.9%	32.7%	8,032	(7%)
- Rest of World ***	17.5%	14.0%	8,904	25%
North America Operations	32.8%	31.6%	32,000	21%
- The US	32.7%	31.6%	29,742	20%

Source: IQVIA, May 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 57% measured in Danish kroner and by 45% at CER to DKK 36,651 million. The GLP-1 segment’s value share of the total diabetes market has increased to 29.3% compared with 24.0% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 54.8% value market share, an increase of 3.3 percentage points compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	May	May	Sales H1 2022 DKK million	Growth at CER
	2022	2021

Global	54.8%	51.5%	36,651	45%
International Operations	61.3%	56.1%	12,013	53%
- EMEA *	59.4%	56.8%	6,815	35%
- Region China **	63.1%	84.7%	1,672	83%
- Rest of World ***	66.2%	48.0%	3,526	92%
North America Operations	53.8%	50.8%	24,638	41%
- The US	52.9%	50.1%	23,021	39%

Source: IQVIA, May 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Rybelsus® sales increased by 153% measured in Danish kroner and by 134% at CER to DKK 4,235 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World. Rybelsus® has now been launched in 39 countries.

Ozempic® sales increased by 87% measured in Danish kroner and by 73% at CER to DKK 26,384 million. Sales growth was driven by both North America Operations and International Operations. Ozempic® has been launched in 75 countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 6 of 34
Victoza® sales decreased by 21% measured in Danish kroner and by 26% at CER to DKK 6,032 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was driven by both North America Operations and International Operations.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 60% measured in Danish kroner and by 53% at CER. Sales growth is driven by all geographical areas. The value share of the GLP-1 class of the total diabetes market has increased to 15.5% from 11.9% 12 months ago. Novo Nordisk is the market leader with a value market share of 61.3%.

EMEA
Sales in EMEA increased by 37% measured in Danish kroner and by 35% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Rybelsus® has been launched in 32 countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 59.4%.

Region China
Sales in Region China increased by 101% measured in Danish kroner and by 83% at CER. The sales growth reflects the uptake of Ozempic®, partially offset by lower sales of Victoza®. As of 1 January 2022, Ozempic® has been included on the National Reimbursement List in China. The GLP-1 class' share of the overall diabetes market value in Region China increased to 7.8% from 4.2% 12 months ago.

Rest of World
Sales in Rest of World increased by 103% measured in Danish kroner and by 92% at CER. The sales growth reflects increased sales of Ozempic® and following the Rybelsus® launch in Japan, partially offset by Victoza®. Novo Nordisk remains the market leader with a value market share of 66.2%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 55% measured in Danish kroner and by 41% at CER. Novo Nordisk is the market leader with a 53.8% value market share compared to 50.8% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 34.0% compared to 28.4% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of more than 35% in the second quarter of 2022 compared to the second quarter of 2021 as well as market share gains for Ozempic® and Rybelsus®. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 65.7% driven by Ozempic® with 51.9% and Rybelsus® with 10.1%. Novo Nordisk is the market leader with 56.4% measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 39% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 7 of 34
Insulin
Sales of insulin decreased by 3% measured in Danish kroner and by 8% at CER to DKK 27,305 million. Sales decline at CER was driven by declining sales in the US and Region China.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	May	May	Sales H1 2022 DKK million	Growth at CER
	2022	2021

Global	47.1%	47.2%	27,305	(8%)
International Operations	50.3%	50.2%	20,326	(5%)
- EMEA *	47.8%	47.5%	9,558	1%
- Region China **	50.5%	50.8%	5,669	(17%)
- Rest of World ***	57.1%	57.3%	5,099	1%
North America Operations	38.4%	39.2%	6,979	(18%)
- The US	37.9%	39.0%	6,411	(19%)

Source: IQVIA, May 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations remained unchanged in Danish kroner and decreased by 5% at CER. The sales decline at CER was driven by lower insulin sales in Region China due to implementation of Volume Based Procurement.

EMEA
Sales of insulin in EMEA increased by 2% measured in Danish kroner and by 1% at CER. The sales growth at CER was mainly driven by Tresiba®, Fiasp® and Ryzodeg®, partially countered by NovoMix®, human insulin, Xultophy® and NovoRapid®. Novo Nordisk has a volume market share of 47.8% of the total insulin market.

Region China
Sales of insulin in Region China decreased by 9% measured in Danish kroner and by 17% at CER. The sales decline was driven by NovoMix®, human insulin, Levemir® and NovoRapid® due to the implementation of Volume Based Procurement from May 2022. The sales decline was partially countered by Ryzodeg®, Tresiba® and Xulthopy®. Novo Nordisk has a volume market share of 50.5% of the total insulin market.

Rest of World
Sales of insulin in Rest of World increased by 7% measured in Danish kroner and by 1% at CER. The sales growth at CER was driven by all insulin products except for human insulin, NovoMix® and Levemir®. Novo Nordisk has a volume market share of 57.1% of the total insulin market.

North America Operations
Sales of insulin in North America Operations decreased by 9% measured in Danish kroner and by 18% at CER. The sales decrease in the US was driven by lower realised prices due to rebate enhancements and channel and payer mix as well as a decline in volume with the US insulin volume market declining 3% compared to the first half of 2021. Novo Nordisk has a volume market share of 37.9% of the total US insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 8 of 34
Obesity care, sales development
Sales of Obesity care products, Saxenda® and Wegovy® increased by 99% measured in Danish kroner and by 84% at CER to DKK 7,045 million. Sales growth was driven by both North America Operations and International Operations. Saxenda® has been launched in 65 countries, and Wegovy® was launched in the US in June 2021. The volume growth of the global branded obesity market was 63%.

Obesity care, development per geographical area	Obesity care, sales development

	Sales H1 2022 DKK million	Growth at CER

Global	7,045	84%
International Operations	2,480	60%
- EMEA	1,516	78%
- Region China	78	—
- Rest of World	886	29%
North America Operations	4,565	102%
- The US	4,345	110%

International Operations
Sales of Saxenda® in International Operations increased by 66% measured in Danish kroner and by 60% at CER driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 57.8% in the branded obesity prescription drug market.

EMEA
Sales of Saxenda® in EMEA increased by 81% measured in Danish kroner and by 78% at CER. Novo Nordisk currently has a value market share of 79.1% in the branded obesity prescription drug market.

Rest of World
Sales of Saxenda® in Rest of World increased by 38% measured in Danish kroner and by 29% at CER. Saxenda® has been launched in 19 countries in Rest of World. Novo Nordisk currently has a value market share of 44.5% in the branded obesity prescription drug market.
North America Operations
Sales of Obesity care products in North America Operations increased by 123% measured in Danish kroner and by 102% at CER. Novo Nordisk now has a value market share of 92.7% in the branded anti-obesity prescription drug market in North America. Wegovy® was made available to patients in June 2021 and broad commercial formulary access of more than 80% has been achieved.

In December 2021, Novo Nordisk announced that a contract manufacturer filling syringes for Wegovy® pens for the US market temporarily stopped deliveries and manufacturing following issues with current Good Manufacturing Practices. In the second quarter of 2022, the contract manufacturer reinitiated production. The 1.7 mg and the 2.4 mg doses of Wegovy® are currently available in the market and Novo Nordisk expects to make all Wegovy® dose strengths available in the US towards the end of 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 9 of 34
Rare disease
Rare disease, sales development
Sales of Rare disease products increased by 6% measured in Danish kroner, and remained unchanged at CER to DKK 10,581 million.

Rare disease, development per geographical area	Rare disease, sales development

	Sales H1 2022 DKK million	Growth at CER

Global	10,581	0%
International Operations	6,453	1%
- EMEA	3,489	(5%)
- Region China	297	58%
- Rest of World	2,667	7%
North America Operations	4,128	(1%)
- The US	3,787	(2%)

Rare blood disorders
Sales of Rare blood disorder products increased by 10% measured in Danish kroner and by 3% at CER to DKK 5,940 million. The increasing sales were driven by NovoSeven® as well as the launch products Esperoct® and Refixia®.

Sales of haemophilia A products increased by 6% measured in Danish kroner and by 1% at CER to DKK 1,184 million. The sales increase was driven by International Operations, partially countered by North America Operations. Esperoct® has been launched in 27 countries.

Sales of haemophilia B products increased by 10% measured in Danish kroner and by 6% at CER to DKK 339 million. The sales increase was driven by International Operations, partially countered by North America Operations. Refixia® has now been launched in 26 countries.
Sales of NovoSeven® increased by 11% measured in Danish kroner and by 3% at CER to DKK 4,289 million. The sales development was driven by increasing sales in both North America Operations and International Operations.

Rare endocrine disorders
Sales of Rare endocrine disorder products decreased by 1% measured in Danish kroner and by 5% at CER to DKK 3,743 million. The sales decline was driven by North America Operations' sales decreasing by 14% at CER and by International Operations sales decreasing by 1% at CER. The sales decline was driven by lower realised prices in the US and timing of shipments. Novo Nordisk continues being the leading company in the global human growth disorder market with a value market share of 34.0% compared to 32.3% a year ago.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 10 of 34
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 25% measured in Danish kroner and by 16% at CER to DKK 83,296 million in the first six months of 2022. Sales in International Operations increased by 15% measured in Danish kroner and by 10% at CER. The strategic aspiration for International Operations is sales growth between 6-10%. Sales in North America Operations increased by 36% measured in Danish kroner and by 24% at CER. Compared to the strategic aspiration of transforming 70% of sales in the US, 71% of sales are now derived from products launched since 2015.

Sales split per geographical area	Sales H1 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	42,603	15%	10%	35%
- EMEA	21,739	14%	12%	20%
- Region China	8,407	4%	(5%)	(4%)
- Rest of World	12,457	27%	21%	19%
North America Operations	40,693	36%	24%	65%
- The US	37,874	36%	23%	58%

Total sales	83,296	25%	16%	100%

International Operations
Sales in International Operations increased by 15% measured in Danish kroner and by 10% at CER. Sales growth was driven by most therapy areas with GLP-1 sales growing by 53% at CER, Obesity care sales growing by 60% at CER and Rare disease sales growing by 1% at CER, partially countered by insulin sales decreasing by 5%.

EMEA
Sales in EMEA increased by 14% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growing by 12% at CER driven by increased GLP-1 sales. Obesity care sales increased by 78% at CER and Rare disease sales decreased by 5% at CER.

Region China
Sales in Region China increased by 4% measured in Danish kroner and decreased by 5% at CER. Sales were driven by insulin sales declining by 17% at CER. Insulin sales were negatively impacted by the implementation of Volume Based Procurement from May 2022. GLP-1 sales were growing by 83% at CER and Other diabetes care sales decreased by 25% at CER.

Rest of World
Sales in Rest of World increased by 27% measured in Danish kroner and by 21% at CER. Sales growth was driven by Diabetes care growing by 25% at CER, reflecting increased GLP-1 and insulin sales, Obesity care sales growing by 29% at CER and Rare disease growing by 7% at CER.

North America Operations
Sales in North America Operations increased by 36% measured in Danish kroner and by 24% at CER. The sales increase reflects GLP-1 diabetes sales growing by 41% at CER and Obesity care sales growing by 102% at CER. This was partially offset by insulin sales decreasing by 18% at CER driven by lower realised prices due to rebate enhancements and channel and payer mix as well as a decline in volume. Rare disease sales decreased by 1% at CER.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 11 of 34
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 14% measured in Danish kroner and by 12% at CER to DKK 12,986 million, resulting in a gross margin of 84.4% measured in Danish kroner compared with 83.0% in 2021. The increase in gross margin reflects a positive product mix, driven by increased GLP-1 sales, a positive currency impact of 0.8 percentage point and productivity improvements. This is partially countered by lower realised prices mainly in the US.

Sales and distribution costs increased by 29% measured in Danish kroner and by 22% at CER to DKK 21,023 million. The increase in costs is driven by both International Operations and North America Operations. In International Operations, promotional spend is related to launch activities for Ozempic® and Rybelsus® as well as Obesity care market development activities. In North America Operations, the cost increase is driven by promotional activities for Ozempic® and market development activities for Obesity care. The cost increase is reflecting low activity level in 2021 due to COVID-19 and higher distribution costs.

Research and development costs increased by 31% measured in Danish kroner and by 26% at CER to DKK 10,329 million reflecting increased late-stage clinical trial activity compared to the first six months of 2021. Increased activities within Other serious chronic diseases and GLP-1 are driving the cost increase as well as the operating costs and amortisations related to Dicerna Pharmaceuticals Inc. which was acquired in the fourth quarter of 2021.

Administration costs increased by 7% measured in Danish kroner and by 3% at CER to DKK 1,961 million.

Other operating income and expenses (net) was DKK 541 million compared with DKK 255 million in 2021, driven by income from partnerships related to Dicerna Pharmaceuticals Inc.

Operating profit increased by 26% measured in Danish kroner and by 14% at CER to DKK 37,538 million. Operating profit growth was negatively impacted by around 3 percentage points from the acquisition of Dicerna Pharmaceuticals Inc. in 2021.

Financial items (net) showed a net loss of DKK 2,824 million compared with a net gain of DKK 1,094 million in 2021.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 1,995 million compared with a net gain of DKK 1,049 million in 2021. This reflects losses on hedged currencies, primarily the US dollar.

As per the end of June 2022, a negative market value of financial contracts of approximately DKK 3.5 billion has been deferred for recognition later in 2022 and in 2023.

The effective tax rate was 20.7% in the first six months of 2022 compared with an effective tax rate of 19.8% in 2021 mainly reflecting non-recurring impacts in 2021 from acquisitions.

Net profit increased by 11% to DKK 27,528 million and diluted earnings per share increased by 13% to DKK 12.08.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 12 of 34
KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2022
Sales in the second quarter of 2022 increased by 25% measured in Danish kroner and by 15% at CER compared to the same period in 2021. Operating profit increased by 24% measured in Danish kroner and by 10% at CER.
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the second quarter of 2022.

Sales split per geographical area	Sales Q2 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	20,562	13%	7%	28%
- EMEA	10,915	14%	11%	22%
- Region China	3,566	(4%)	(13%)	(10%)
- Rest of World	6,081	23%	16%	16%
North America Operations	20,703	40%	24%	72%
- The US	19,121	39%	23%	64%

Total sales	41,265	25%	15%	100%

The increased global sales of 15% at CER were driven by Diabetes and Obesity care sales as GLP-1 sales increased by 45% at CER, Obesity care sales increased by 66% partially offset by insulin sales decreasing by 13%. Rare disease sales decreased by 2% at CER.

International Operations
Sales in International Operations increased by 13% measured in Danish kroner and by 7% at CER. Sales growth was driven by Region EMEA and Rest of World, partially offset by Region China due to implementation of Volume Based Procurement for insulin.

Sales growth was driven by Diabetes and Obesity care growing by 9% at CER driven by GLP-1 sales growing by 47% at CER, insulin sales decreasing by 10% at CER and Obesity care increasing by 57% at CER. Rare disease sales decreased by 1% at CER.

North America Operations
Sales in North America Operations increased by 40% measured in Danish kroner and by 24% at CER. Sales growth was driven by GLP-1 growing by 44% at CER and Obesity care sales increasing by 72% at CER. Insulin sales decreased by 21% at CER driven by lower realised prices. Rare disease sales decreased by 5% at CER driven by lower NovoSeven® and Norditropin® sales.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 13 of 34

PROFIT AND LOSS	Q2 2022	Q2 2021	% change Q2 2022 to Q2 2021	% change Q2 2022 to Q2 2021 at CER

Net sales	41,265	33,041	25%	15%

Gross profit	35,196	27,494	28%	16%
Gross margin	85.3%	83.2%

Sales and distribution costs	(10,840)	(8,001)	35%	25%
Percentage of sales	26.3%	24.2%

Research and development costs	(5,123)	(3,944)	30%	24%
Percentage of sales	12.4%	11.9%

Administrative costs	(991)	(904)	10%	5%
Percentage of sales	2.4%	2.7%

Other operating income and expenses	149	134	11%	(9%)

Operating profit	18,391	14,779	24%	10%
Operating margin	44.6%	44.7%

Financial items (net)	(1,596)	138	N/A	N/A

Profit before income taxes	16,795	14,917	13%	N/A

Income taxes	(3,477)	(2,794)	24%	N/A
Effective tax rate	20.7%	18.7%

Net profit	13,318	12,123	10%	N/A
Net profit margin	32.3%	36.7%

Costs and operating profit
The gross margin was 85.3% in the second quarter of 2022 compared with 83.2% in the same period last year. The 2.1 percentage points gross margin increase reflects a positive product mix, a positive currency impact of 1.0% percentage point, partially countered by lower realised prices in the US.

Sales and distribution costs increased by 35% measured in Danish kroner and by 25% at CER compared with the same period in 2021. The increase was driven by both International Operations and North America Operations reflecting promotional activities related to Ozempic® and Rybelsus® as well as Obesity care market development activities. The cost increase is reflecting low activity level in the second quarter of 2021 due to COVID-19 and higher distribution costs.
Research and development costs increased by 30% measured in Danish kroner and by 24% at CER compared with 2021 driven by increased late-stage clinical trial activities and the operating costs and amortisations related to acquisition of Dicerna Pharmaceuticals Inc.
Administrative costs increased by 10% measured in Danish kroner and by 5% at CER compared with the same period in 2021.

Other operating income and expenses showed an income of DKK 149 million in the second quarter of 2022 compared with an income of DKK 134 million in 2021.
Operating profit increased by 24% measured in Danish kroner and by 10% at CER compared with the same period in 2021.

Financial items (net) showed a net loss of DKK 1,596 million compared with a net gain of DKK 138 million in the second quarter of 2021 reflecting losses on hedged currencies, primarily the US dollar.

The effective tax rate is 20.7% in second quarter of 2022 compared with an effective tax rate of 18.7% in second quarter of 2021 mainly reflecting non-recurring impacts in 2021 from acquisitions.

Net profit increased by 10% to DKK 13,318 million and diluted earnings per share increased by 11% to DKK 5.86.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 14 of 34
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST SIX MONTHS OF 2022 AND CAPITAL EXPENDITURE
Free cash flow was DKK 42.7 billion compared with DKK 32.7 billion in 2021 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The cash conversion in the first half of 2022 is positively impacted by timing of payment of rebates in the US, including provisions related to the revised 340B distribution policy in the US. Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 4.0 billion compared with DKK 3.1 billion in 2021.

Novo Nordisk’s financial reserves were DKK 42.2 billion by end of June 2022 comprising cash at bank, marketable securities (measured at fair value based on active market data) and undrawn credit facilities less overdrafts and loans repayable within 12 months.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 74,452 million at the end of the first six months of 2022, equivalent to 34.0% of total assets, compared with 41.5% at the end of the first six months of 2021. Please refer to appendix 5 for further elaboration of changes in equity.

Novo Nordisk returned DKK 27.6 billion to shareholders via share buyback and dividend during the first half of 2022.

Interim dividend
The Board of Directors has decided to pay out interim dividend for 2022 of DKK 4.25 for each Novo Nordisk A and B share of DKK 0.20, which will be paid in August 2022. The ex-dividend date for the interim dividend will be 12
August 2022. The record date will be 15 August 2022 for the A and B shares as well as the ADRs. The payment date for the A and B shares will be 16 August 2022, while the payment date for the ADRs will be 23 August 2022. No dividend will be paid on the company’s holding of B shares.

2022 share repurchase programme
On 3 May 2022, Novo Nordisk announced a share repurchase programme of up to DKK 4.4 billion to be executed from 4 May to 2 August 2022, as part of an overall programme of up to DKK 24 billion to be executed during a 12-
month period beginning 2 February 2022. The purpose of the programme was to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the programme, Novo Nordisk has repurchased 5,585,303 B shares for an amount of DKK 4.4 billion in the period from 4 May to 2 August 2022. The programme was concluded on 2 August 2022.

As of 2 August 2022, Novo Nordisk A/S has repurchased a total of 15,907,432 B shares equal to a transaction value of DKK 12.202 billion under the DKK 24 billion programme beginning 2 February 2022.

As of 2 August 2022, Novo Nordisk and its wholly-owned affiliates owned 17,647,425 of its own B shares, corresponding to 0.8% of the total share capital.

The execution of Novo Nordisk’s 2022 share repurchase programme of DKK 24 billion to be executed during a 12-
month period beginning 2 February 2022 continues. As part of this, a new share repurchase programme for an amount up to DKK 4.4 billion will be initiated in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”). For that purpose, Novo Nordisk A/S has appointed Skandinaviska Enskilda Banken, Danmark, filial af Skandinaviska Enskilda Banken AB (SEB), as lead manager to execute the programme independently and without influence from Novo Nordisk A/S. The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes. Under the agreement, SEB will repurchase B shares on behalf of Novo Nordisk A/S during the trading period starting, 4 August, and ending on 31 October 2022.

A maximum of 190,000,000 B shares in total can be bought during the trading period. The maximum number of B shares that can be repurchased on a single trading day may not exceed 20% of the average daily trading volume of

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 15 of 34
Novo Nordisk B shares on the trading venue, on which the purchase takes place, during the preceding 20 trading days of the purchase (excluding the day of the purchase), cf Article 3(3) of the Commission Delegated Regulation
(EU) 2016/1052. At least once every seven trading days, Novo Nordisk A/S will issue an announcement in respect of the transactions made under the repurchase programme.

As announced in February 2022, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo
Nordisk share repurchase programme on a year-by-year basis. For 2022, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.2% of the Novo
Nordisk share capital, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 16 of 34
OUTLOOK
OUTLOOK 2022
The current expectations for 2022 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 3 August 2022	Expectations 29 April 2022

Sales growth
at CER	12% to 16%	10% to 14%
as reported	Around 9 percentage points higher than at CER	Around 7 percentage points higher than at CER

Operating profit growth
at CER	11% to 15%	9% to 13%
as reported	Around 14 percentage points higher than at CER	Around 11 percentage points higher than at CER

Financial items (net)	Loss of around DKK 5.5 billion	Loss of around DKK 4.1 billion

Effective tax rate	20% to 22%	20% to 22%

Capital expenditure (PP&E)	Around DKK 12.0 billion	Around DKK 12.0 billion

Depreciation, amortisation and impairment losses	Around DKK 6.5 billion	Around DKK 6.5 billion

Free cash flow (excluding impact from business development)	DKK 57-62 billion	DKK 55-60 billion

For 2022, sales growth is now expected to be 12% to16% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is now expected to be around 9 percentage points higher than at CER. The guidance reflects expectations for sales growth in both International Operations and North America Operations, mainly driven by Diabetes and Obesity care. Intensifying competition within both Diabetes care and Rare disease as well as an estimated negative impact on global sales growth of around 3 percentage points from Volume Based Procurement of insulin in China are also reflected in the guidance. Furthermore, continued pricing pressure within Diabetes care, especially in the US, is expected to negatively impact sales development. Following higher than expected volume growth, including GLP-1-based products such as Ozempic®, the outlook also reflects expected periodic supply constraints. Finally, the outlook reflects the expectation of making all dose strengths of Wegovy® available in the US towards the end of 2022.

Operating profit growth is now expected to be 11% to 15% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 14 percentage points higher than at CER. The expectation for operating profit growth primarily reflects the updated sales growth outlook and continued investments in future and current growth drivers within Research and Development and Commercial. Across the operating units, commercial investments are related to Ozempic® and Rybelsus® as well as global investments in building the Obesity care market and the launch of Wegovy®. Furthermore, resources are allocated to both early and late-stage pipeline activities. The acquisition of Dicerna Pharmaceuticals Inc. is negatively impacting operating profit growth by around 3 percentage points due to higher operating costs and amortisations of intangible assets.

The potential wider consequences of Russia's invasion of Ukraine, including impacts on energy supply and supply chains, could cause uncertainty to the outlook and the business performance of Novo Nordisk.

For 2022, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 5.5 billion, mainly reflecting losses associated with foreign exchange hedging contracts.

The effective tax rate for 2022 is still expected to be in the range of 20-22%.

Capital expenditure is still expected to be around DKK 12 billion in 2022 primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production at existing manufacturing sites.

Depreciation, amortisation and impairment losses are still expected to be around DKK 6.5 billion.

The free cash flow is now expected to be DKK 57-62 billion reflecting higher sales and net profit expectations.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 17 of 34
All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2022, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Programme in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any significant business development transactions during the remainder of 2022.

FX (average rates)	Q2 2022	Q2 2021	% change	H1 2022	H1 2021	% change	Spot rate 1 August 2022

USD	699	617	13%	681	617	10%	728
CNY	106	96	10%	105	95	11%	108
JPY	5.38	5.64	(5%)	5.55	5.73	(3%)	5.50
CAD	547	502	9%	535	495	8%	569
GBP	877	863	2%	883	857	3%	890

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 2,950 million	12
CNY[2]	DKK 400 million	0
JPY	DKK 220 million	12
CAD	DKK 250 million	9
GBP	DKK 130 million	11

1) As of 1 August 2022.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 18 of 34
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Rybelsus® marketing authorisation application submitted in China
In May 2022, Novo Nordisk submitted a new drug application to the China Centre of Drug Evaluation for Rybelsus® for
the treatment of people with insufficiently controlled type 2 diabetes.

Results from phase 3a trials with once-weekly insulin icodec announced
During the second quarter of 2022, Novo Nordisk announced headline results from an additional four 3a trials in the ONWARDS programme with once-weekly insulin icodec. The final trial, ONWARDS 5, will read out in the second half of 2022. For information, please see the company announcements here: https://ml-eu.globenewswire.com/Resource/Download/8b88a207-3143-41bb-83a2-2e7b65c21f33 (The contents of the company's website do not form a part of this Form 6-K), https://ml-eu.globenewswire.com/Resource/Download/6cb10355-bd57-4d0e-8309-9d621fe0bb78 (The contents of the company's website do not form a part of this Form 6-K) and https://ml-eu.globenewswire.com/Resource/Download/618e2f98-af66-4ddb-831a-b9b08a77e2be (The contents of the company's website do not form a part of this Form 6-K).

Phase 1 trial with semaglutide and GIP successfully completed
In May 2022, Novo Nordisk successfully completed a phase 1 trial with a combination of once-weekly semaglutide and GIP. The objective of the trial was to investigate safety and pharmacokinetics of the combination. A phase 2 efficacy trial is expected to complete in the first half of 2023.

Phase 1 trial initiated with an oral once-daily fixed dose combination of GLP-1/SGLT2 inhibitor
In June 2022, Novo Nordisk initiated a phase 1 trial with a fixed dose combination of an oral once-daily GLP-1/SGLT2 inhibitor. The trial is investigating pharmacokinetics of the fixed dose combination compared to each of the mono components.

Obesity care
Wegovy® variant application receives positive opinion by the European Medicines Agency
In June 2022, the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion on the variant application on the FlexTouch® device for Wegovy®. Novo Nordisk expects to receive final marketing authorisation from the European Commission in the third quarter of 2022.

Phase 3b trial successfully completed with semaglutide 2.4 mg in adolescents
In June 2022, Novo Nordisk successfully completed the STEP TEENs trial. The trial was a 68-week double-blind, randomised and placebo-controlled clinical trial comparing semaglutide subcutaneous 2.4 mg once weekly with placebo in 201 pubertal adolescents with obesity or overweight with at least one weight-related comorbidity. The primary endpoint was confirmed with a BMI reduction of 16.1% with semaglutide compared to a reduction of 0.6% for people treated with placebo. In the trial, semaglutide appeared to have a safe and well-tolerated profile.

SELECT cardiovascular outcomes trial continues based on interim analysis
In July 2022, the external independent Data Monitoring Committee (DMC) recommended to continue the SELECT (semaglutide effects on cardiovascular outcomes in people with overweight or obesity) cardiovascular outcomes trial in accordance with the trial protocol. The recommendation follows their review of the interim data. Novo Nordisk does not have access to the actual interim results and the results remain confidential until the completion of the trial. The trial is expected to complete in the middle of 2023.

Phase 1 trial initiated with once-daily oral amycretin
In May 2022, Novo Nordisk initiated a phase 1 trial with oral amycretin, a once-daily GLP-1 and amylin receptor co-agonist. The 12-week trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of oral amycretin in people with overweight or obesity.

Rare disease
Somapacitan submitted for regulatory approval in the EU, the US and Japan

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 19 of 34
In June 2022, Novo Nordisk submitted the long-acting growth hormone somapacitan for regulatory approval for use in children with growth hormone deficiencies in the EU, the US and Japan. The submissions are based on REAL4 results comparing the effect and safety of once-weekly dosing of somapacitan with daily Norditropin® in children with growth hormone deficiency.

Phase 2 trial initiated with NDec in Sickle cell disease
In July 2022, Novo Nordisk initiated a phase 2 trial with NDec, an oral combination of decitabine and tetrahydrouridine. The trial is investigating safety and biomarker efficacy of NDec compared to placebo in 84 adults with sickle cell disease. NDec is licensed from Epidestiny.

Other serious chronic diseases
Phase 2 initiation with NNC6019 in ATTR-cardiomyopathy
In August 2022, Novo Nordisk initiated a phase 2 trial with the anti-amyloid immunotherapy NNC6019. NNC6019 (previously named PRX004) was acquired from Prothena in 2021. The 52-week trial is investigating safety and efficacy of NNC6019 in 99 people with transthyretin amyloid cardiomyopathy.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 20 of 34
Purpose and sustainability
Environment

ENVIRONMENTAL PERFORMANCE	H1 2022	H1 2021	H1 2019 (pre-COVID)[4]	% change H1 2022 to H1 2021	% change H1 2022 to H1 2019

Emissions

CO2 emissions from operations and transportation (1,000 tonnes)	124	83	154	49%	(19%)
- Scope 1 emissions[1]	39	36	43	8%	(9%)
- Scope 2 emissions[2]	9	9	40	0%	(78%)
- Partial scope 3 emissions[3]	76	38	71	100%	7%

1. Scope 1: Direct emissions from company owned and controlled resources (including emissions from production processes and transport).
2. Scope 2: Indirect emissions from the generation of energy purchased from a utility provider (including electricity, steam, heat and cooling).
3. Scope 3: Emissions are limited to CO2 emissions from business flights and product distribution.
4. In 2019, some emission categories were only reported at an annual basis. For these categories, the quarterly emissions have been estimated based on the full-year results

Emissions
Novo Nordisk's ambition is to have zero environmental impact. The environmental strategy is called Circular for Zero.

CO2 emissions from operations and transportation increased by 49% in the first half of 2022 compared to the first half of 2021, mainly reflecting COVID-19 impact on activities in 2021 and increased production volumes. Partial scope 3 emissions doubled compared to the first half of 2021 due to increased business travel and product distribution done by airfreight.

Social

SOCIAL PERFORMANCE	H1 2022	H1 2021	% change H1 2022 to H1 2021

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)[1]	35.1	33.3	5%
'- Hereof children reached through the Changing Diabetes® in Children programme (cumulative)	34,300	29,928	15%

Sustainable employer
Gender in leadership positions[2] (ratio men:women)	56:44	58:42	N/A
Gender in senior leadership positions[3] (ratio men:women)	62:38	65:35	N/A

1. Calculated as a moving annual total.
2. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
3. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Patients
Novo Nordisk continues to take action under the social responsibility strategy ‘Defeat Diabetes’ with a keen focus on access and affordability and prevention. The number of people with diabetes treated with Novo Nordisk products, calculated as a moving annual total, was 35.1 million at the end of June 2022 . This estimated number of people treated represents a net increase of 1.8 million patients compared to the end of June 2021.

Novo Nordisk has the ambition that no child should die from type 1 diabetes. The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of June 2022, more than 34,000 children were reached, an increase of 15% compared to the first half of 2021. Nigeria has been added to the programme which now includes 24 countries.

With a focus on improving patient access to medicines, Novo Nordisk launched a new multi-stakeholder partnership called Senselet in the second quarter of 2022. Senselet is aimed at ensuring a continuous supply of medicine to patients in Ethiopia by strengthening national supply chain competencies through educational programmes. Senselet will initially run for three years, and the project involves a network of public and private stakeholders, among them the University of Addis Ababa, the Ministry of Health and the Ethiopian Pharmaceutical Supply Services, Kühne Foundation, World Diabetes Foundation and the Geneva Centre of Humanitarian Studies.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 21 of 34

Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021 two aspirational gender diversity targets were launched; achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

By the end of the second quarter of 2022, 44% of all leaders were women, and 38% of leaders in senior leadership positions were women compared to 42% and 35%, respectively, in the end of second quarter of 2021.

The number of full-time employees at the end of the first six months of 2022 increased by 11% compared to 12 months ago. The total number of full-time employees was 50,816. The increase is driven by Product Supply, International Operations and R&D.

Russia's invasion of Ukraine
Following Russia's invasion of Ukraine, Novo Nordisk's key priorities have been to safeguard employees and continue the supply of essential medicines.

Novo Nordisk offices in Kiev reopened in May 2022 and around half of the employees have voluntarily returned to work. Novo Nordisk has to the extent possible continued supply of medicines in Ukraine and currently, Novo Nordisk medicines are available in more than 90% of Ukraine and Novo Nordisk collaborates with humanitarian organisations to make products available in the residual areas. Moreover, Novo Nordisk has donated five months’ supply of diabetes and haemophilia medication to the Ukrainian Ministry of Health, and together with humanitarian organisations Novo Nordisk continues to monitor the situation to be able to provide further support. In neighbouring countries hosting refugees from Ukraine, Novo Nordisk has provided donations to ensure access to insulin for people who have been forced to flee.

In Russia, Novo Nordisk has suspended further marketing investments, while maintaining supply of medicine to ensure that more than 700,000 patients can continue their treatment with essential medication. Within regulatory, Novo Nordisk has ceased filing for marketing authorisations of new medication, and within clinical development, Novo Nordisk has suspended further clinical investments in Russia. Consequently, no new clinical trials are initiated in Russia, and active enrolment of new patients in ongoing trials is halted. Novo Nordisk's factory in Russia is still operating to supply insulin to patients in Russia only.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales in 2021.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 22 of 34
LEGAL MATTERS
Illinois AG Civil Investigative Demand relating to insulin pricing
On 23 June 2022, Novo Nordisk received a CID from the Attorney General of the State of Illinois calling for information relating to US pricing and trade practices for Novo Nordisk’s diabetes products. The Novo Nordisk products identified in the CID are insulins as well as Victoza® and Ozempic® sold between 2003 and today. Novo Nordisk is cooperating with the Illinois AG’s office in responding to the requests for documents and information in the CID.

Saxenda® Abbreviated New Drug Application litigations in the US
In December 2021, Teva Pharmaceuticals Inc. notified Novo Nordisk that they had filed an Abbreviated New Drug Application (ANDA) for liraglutide, the active pharmaceutical molecule in Saxenda® with the U.S. Food and Drug Administration. Accordingly, the ANDA contains Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of Saxenda® before the expiration of some or all of the patents currently listed for Saxenda® in the Orange Book with expiration dates ranging from May 2024–Jul 2037. Subsequently, Orbicular Pharmaceutical Technologies PVT. Ltd, Sun Pharmaceutical Industries Ltd. and Biocon Pharma Limited have provided similar notifications to Novo Nordisk. Novo Nordisk filed complaints for patent infringement against Teva in December 2021, against Orbicular in June 2022 and against Sun and Biocon in July 2022. Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Victoza® Abbreviated New Drug Application litigations in the US
In December 2021, Hikma Pharmaceuticals USA, Inc. notified Novo Nordisk that they had filed an Abbreviated New Drug Application (ANDA) for liraglutide, the active pharmaceutical molecule in Victoza®, with the U.S. Food and Drug Administration. Accordingly, the ANDA contains Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of Victoza® before the expiration of some or all of the patents currently listed for Victoza® in the Orange Book with expiration dates ranging from June 2023 to September 2032. Subsequently, Sun Pharmaceutical Industries Ltd. and Biocon Pharma Limited have provided similar notifications to Novo Nordisk. Novo Nordisk filed complaints for patent infringement against Hikma in December 2021 and against Sun and Biocon in July 2022. Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Litigations related to the 340B Drug Pricing Program in the US
Since January 2021, Novo Nordisk has changed its policy in the US related to the 340B Drug Pricing Program, whereby Novo Nordisk no longer provides 340B statutory discounts to certain pharmacies that contract with covered entities participating in the 340B Drug Pricing Program. Novo Nordisk’s contract pharmacy policy has been challenged by the US Department of Health and Human Services. On 17 May 2021, the US government issued a letter to Novo Nordisk asserting that Novo Nordisk’s policy violates the 340B statute. Novo Nordisk believes its policy does not violate the 340B Drug Pricing Program requirements and has commenced litigation against the government seeking a declaration that its 340B policy is consistent with relevant US laws. On 5 November 2021, the US District Court for the District of New Jersey issued a decision on Novo Nordisk’s motion for summary judgment holding that the use of contract pharmacies is consistent with the 340B statute and that manufacturers have no statutory right to impose restrictions on the sale or distribution of 340B drugs. Novo Nordisk has appealed the decision to the US Court of Appeals for the Third Circuit. A decision on this appeal is now expected in the first half of 2023. Depending on the outcome of these matters, there may be a significant impact on Novo Nordisk’s financial position, net sales and cash flow.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 23 of 34
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2022. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2022 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2021 of Novo Nordisk.

In our opinion, the financial report for the first six months of 2022 gives a true and fair view of the Group’s assets, liabilities and financial position at 30 June 2022, and of the results of the Group’s operations and cash flow for the period 1 January 2022 to 30 June 2022. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2021.

Bagsværd, 3 August 2022

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Martin Holst Lange	Marcus Schindler	Camilla Sylvest

Henrik Wulff

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Jeppe Christiansen

Elisabeth Dahl Christensen	Laurence Debroux	Andreas Fibig

Sylvie Grégoire	Liselotte Hyveled	Mette Bøjer Jensen

Kasim Kutay	Christina Law	Martin Mackay

Thomas Rantzau

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 24 of 34
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 50,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
2 November 2022	Financial statement for the first nine months of 2022
1 February 2023	Financial statement for 2022

Contacts for further information
Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Natalia Salomao Abrahao (US)	+1 848 304 1027	niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2021 and Form 20-F both filed with the SEC in February 2022 in continuation of the publication of the Annual Report 2021, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2021.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 25 of 34
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
							% change
	2022		2021				Q2 2022 vs.
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2021

Net sales	41,265	42,031	38,333	35,622	33,041	33,804	25%

Gross profit	35,196	35,114	32,092	29,563	27,494	27,993	28%
Gross margin	85.3%	83.5%	83.7%	83.0%	83.2%	82.8%

Sales and distribution costs	(10,840)	(10,183)	(11,632)	(9,119)	(8,001)	(8,256)	35%
Percentage of sales	26.3%	24.2%	30.3%	25.6%	24.2%	24.4%
Research and development costs	(5,123)	(5,206)	(5,632)	(4,252)	(3,944)	(3,944)	30%
Percentage of sales	12.4%	12.4%	14.7%	11.9%	11.9%	11.7%
Administrative costs	(991)	(970)	(1,190)	(1,024)	(904)	(932)	10%
Percentage of sales	2.4%	2.3%	3.1%	2.9%	2.7%	2.8%
Other operating income and expenses	149	392	(4)	81	134	121	11%

Operating profit	18,391	19,147	13,634	15,249	14,779	14,982	24%
Operating margin	44.6%	45.6%	35.6%	42.8%	44.7%	44.3%

Financial income	1,656	210	254	790	90	1,753	1,740%
Financial expenses	(3,252)	(1,438)	(775)	(927)	48	(797)	(6,875%)
Financial items (net)	(1,596)	(1,228)	(521)	(137)	138	956	(1,257%)

Profit before income taxes	16,795	17,919	13,113	15,112	14,917	15,938	13%

Income taxes	(3,477)	(3,709)	(2,221)	(2,993)	(2,794)	(3,315)	24%

Net profit	13,318	14,210	10,892	12,119	12,123	12,623	10%

Depreciation, amortisation and impairment losses	1,636	1,650	2,082	1,349	1,217	1,377	34%
Capital expenditure (PP&E)	2,435	1,520	2,049	1,175	1,709	1,402	42%
Net cash generated from operating activities	23,961	23,586	(3,017)	21,507	25,255	11,255	(5%)
Free cash flow	21,157	21,568	(22,993)	19,616	23,164	9,532	(9%)

Total assets	218,928	197,136	194,508	174,084	158,095	141,387	38%
Total equity	74,452	66,550	70,746	66,112	65,559	58,496	14%
Equity ratio	34.0%	33.8%	36.4%	38.0%	41.5%	41.4%

Full-time equivalent employees end of period	50,816	49,295	47,792	46,982	45,971	45,157	11%

Basic earnings per share/ADR (in DKK)	5.87	6.24	4.77	5.29	5.26	5.47	12%
Diluted earnings per share/ADR (in DKK)	5.86	6.22	4.76	5.27	5.26	5.45	11%
Average number of shares outstanding (million)	2,269.2	2,276.4	2,284.0	2,291.9	2,300.8	2,309.6	(1%)
Average number of diluted shares outstanding (million)	2,276.1	2,283.3	2,290.6	2,297.3	2,306.3	2,315.6	(1%)

Sales by business segment:
Total GLP-1	19,231	17,420	16,372	13,848	12,077	11,300	59%
Long-acting insulin	4,104	4,796	4,677	4,416	4,149	4,822	(1%)
Premix insulin	2,501	3,012	2,691	2,844	2,715	2,953	(8%)
Fast-acting insulin	3,887	4,842	4,520	4,359	4,252	4,556	(9%)
Human insulin	1,851	2,312	2,085	2,391	2,041	2,535	(9%)
Total insulin	12,343	14,962	13,973	14,010	13,157	14,866	(6%)
Other Diabetes care	830	884	816	859	809	1,110	3%
Total Diabetes care	32,404	33,266	31,161	28,717	26,043	27,276	24%
Wegovy®	1,181	1,404	782	519	85	—	—
Saxenda®	2,462	1,998	1,677	1,879	1,907	1,551	29%
Total Obesity care	3,643	3,402	2,459	2,398	1,992	1,551	83%
Diabetes and Obesity care total	36,047	36,668	33,620	31,115	28,035	28,827	29%

Rare blood disorders	2,863	3,077	2,490	2,326	2,723	2,678	5%
Rare endocrine disorders	1,923	1,820	1,719	1,805	1,859	1,920	3%
Other Rare disease	432	466	504	376	424	379	2%
Rare disease total	5,218	5,363	4,713	4,507	5,006	4,977	4%

Sales by geographic segment:
International Operations	20,562	22,041	18,216	18,337	18,237	18,747	13%
- EMEA	10,915	10,824	9,427	9,170	9,579	9,530	14%
- Region China	3,566	4,841	3,710	4,257	3,722	4,330	(4%)
- Rest of World	6,081	6,376	5,079	4,910	4,936	4,887	23%
North America Operations	20,703	19,990	20,117	17,285	14,804	15,057	40%
- The US	19,121	18,753	18,902	16,181	13,754	14,172	39%

Segment operating profit:
Diabetes and Obesity care	15,873	16,379	11,861	13,052	12,155	12,470	31%
Rare disease	2,518	2,768	1,773	2,197	2,624	2,512	(4%)

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 26 of 34
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	H1 2022	H1 2021		Q2 2022	Q2 2021

Income statement

Net sales	83,296	66,845		41,265	33,041
Cost of goods sold	(12,986)	(11,358)		(6,069)	(5,547)

Gross profit	70,310	55,487		35,196	27,494

Sales and distribution costs	(21,023)	(16,257)		(10,840)	(8,001)
Research and development costs	(10,329)	(7,888)		(5,123)	(3,944)
Administrative costs	(1,961)	(1,836)		(991)	(904)
Other operating income and expenses	541	255		149	134

Operating profit	37,538	29,761	29761000000	18,391	14,779

Financial income	1,866	1,843		1,656	90
Financial expenses	(4,690)	(749)		(3,252)	48

Profit before income taxes	34,714	30,855		16,795	14,917

Income taxes	(7,186)	(6,109)		(3,477)	(2,794)

NET PROFIT	27,528	24,746	24746000000	13,318	12,123

Basic earnings per share (DKK)	12.11	10.73		5.87	5.26
Diluted earnings per share (DKK)	12.08	10.71		5.86	5.26

Segment Information

Segment sales:
Diabetes and Obesity care	72,715	56,862		36,047	28,035
Rare disease	10,581	9,983		5,218	5,006

Segment operating profit:
Diabetes and Obesity care	32,252	24,625		15,873	12,155
Operating margin	44.4%	43.3%		44.0%	43.4%

Rare disease	5,286	5,136		2,518	2,624
Operating margin	50.0%	51.4%		48.3%	52.4%

Total segment operating profit	37,538	29,761		18,391	14,779

Statement of comprehensive income

Net profit for the period	27,528	24,746		13,318	12,123

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	677	196		352	(17)

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	4,014	529		2,927	(74)
Cash flow hedges, realisation of previously deferred (gains)/losses	1,269	(1,410)		628	(434)
Cash flow hedges, deferred gains/(losses) incurred during the period	(3,053)	(813)		(2,401)	760
Other items	(2)	(2)		2	—
Tax on other comprehensive income, income/(expense)	319	528		194	(69)

Other comprehensive income for the period, net of tax	3,224	(972)		1,702	166
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	30,752	23,774		15,020	12,289

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 27 of 34
APPENDIX 3: CASH FLOW STATEMENT

DKK million	H1 2022	H1 2021

Net profit	27,528	24,746

Adjustment for non-cash items:
Income taxes in the Income Statement	7,186	6,109
Depreciation, amortisation and impairment losses	3,286	2,594
Other non-cash items	11,805	9,172
Change in working capital	5,982	1,739
Interest received	109	43
Interest paid	(120)	(85)
Income taxes paid	(8,229)	(7,808)

Net cash generated from operating activities	47,547	36,510

Purchase of intangible assets	(400)	(272)
Purchase of property, plant and equipment	(3,955)	(3,111)
Proceeds from other financial assets	—	3
Purchase of other financial assets	(7)	(4)
Purchase of marketable securities	(4,904)	(3,755)
Sale of marketable securities	3,159	768
Dividend received from associated company	—	4

Net cash used in investing activities	(6,107)	(6,367)

Purchase of treasury shares	(11,927)	(8,400)
Dividends paid	(15,690)	(13,496)
Proceeds from issue of bonds	11,120	9,657
Proceeds from borrowings	30	—
Repayment of borrowings	(13,099)	(6,072)

Net cash used in financing activities	(29,566)	(18,311)

NET CASH GENERATED FROM ACTIVITIES	11,874	11,832

Cash and cash equivalents at the beginning of the year	10,719	12,226
Exchange gain/(loss) on cash and cash equivalents	163	169

Cash and cash equivalents at the end of the period	22,756	24,227

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 28 of 34
APPENDIX 4: BALANCE SHEET

DKK million	30 Jun 2022	31 Dec 2021

ASSETS

Intangible assets	44,590	43,171
Property, plant and equipment	59,556	55,362
Investments in associated companies	463	525
Deferred income tax assets	10,309	8,672
Other receivables and prepayments	252	267
Other financial assets	779	916

TOTAL NON-CURRENT ASSETS	115,949	108,913

Inventories	21,706	19,621
Trade receivables	40,826	40,643
Tax receivables	1,168	1,119
Other receivables and prepayments	4,645	5,037
Marketable securities	8,279	6,765
Derivative financial instruments	3,597	1,690
Cash at bank	22,758	10,720

TOTAL CURRENT ASSETS	102,979	85,595
TOTAL ASSETS	218,928	194,508

EQUITY AND LIABILITIES

Share capital	456	462
Treasury shares	(3)	(6)
Retained earnings	73,166	72,004
Other reserves	833	(1,714)

TOTAL EQUITY	74,452	70,746

Borrowings	24,178	12,961
Deferred income tax liabilities	5,217	5,271
Retirement benefit obligations	617	1,280
Other liabilities	167	360
Provisions	4,642	4,374

Total non-current liabilities	34,821	24,246

Borrowings	1,256	13,684
Trade payables	14,654	8,870
Tax payables	3,943	3,658
Other liabilities	19,631	19,600
Derivative financial instruments	4,383	2,184
Provisions	65,788	51,520

Total current liabilities	109,655	99,516

TOTAL LIABILITIES	144,476	123,762

TOTAL EQUITY AND LIABILITIES	218,928	194,508

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 29 of 34
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2022

Balance at the beginning of the period	462	(6)	72,004	(1,714)	70,746
Net profit for the period			27,528		27,528
Other comprehensive income for the period			677	2,547	3,224

Total comprehensive income for the period			28,205	2,547	30,752

Transactions with owners:
Dividends			(15,690)		(15,690)
Share-based payments			501		501
Tax related to restricted stock units			70		70
Purchase of treasury shares		(3)	(11,924)		(11,927)
Reduction of the B share capital	(6)	6			—

Balance at the end of the period	456	(3)	73,166	833	74,452

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2021

Balance at the beginning of the period	470	(8)	63,774	(911)	63,325
Net profit for the period			24,746		24,746
Other comprehensive income for the period			196	(1,168)	(972)

Total comprehensive income for the period			24,942	(1,168)	23,774

Transactions with owners:
Dividends			(13,496)		(13,496)
Share-based payments			371		371
Tax related to restricted stock units			(15)		(15)
Purchase of treasury shares		(3)	(8,397)		(8,400)
Reduction of the B share capital	(8)	8			—

Balance at the end of the period	462	(3)	67,179	(2,079)	65,559

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 30 of 34

APPENDIX 6: SALES SPLIT PER AREA

Q2 2022 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	2,172	602	272	16	314	1,570	1,538
% change at CER	110%	—	—	—	—	58%	58%
Ozempic®	14,349	4,170	2,593	446	1,131	10,179	9,341
% change at CER	75%	88%	57%	—	130%	69%	68%
Victoza®	2,710	1,367	701	322	344	1,343	1,281
% change at CER	(33%)	(28%)	(29%)	(24%)	(29%)	(37%)	(38%)
Total GLP-1	19,231	6,139	3,566	784	1,789	13,092	12,160
% change at CER	45%	47%	32%	65%	80%	44%	42%
Long-acting insulin	4,104	2,859	1,811	385	663	1,245	1,079
% change at CER	(8%)	(1%)	3%	(29%)	13%	(22%)	(25%)
Tresiba®	2,269	1,493	871	228	394	776	642
% change at CER	(4%)	6%	13%	(20%)	10%	(19%)	(24%)
Xultophy®	691	586	421	7	158	105	102
% change at CER	4%	9%	(1%)	—	38%	(19%)	(19%)
Levemir®	1,144	780	519	150	111	364	335
% change at CER	(21%)	(18%)	(9%)	(42%)	(4%)	(28%)	(30%)
Premix insulin	2,501	2,393	702	1,052	639	108	103
% change at CER	(13%)	(13%)	(6%)	(24%)	0%	(15%)	(15%)
Ryzodeg®	715	715	113	280	322	—	—
% change at CER	62%	62%	27%	218%	24%	—	—
NovoMix®	1,786	1,678	589	772	317	108	103
% change at CER	(27%)	(28%)	(11%)	(40%)	(17%)	(15%)	(15%)
Fast-acting insulin	3,887	2,609	1,572	437	600	1,278	1,175
% change at CER	(15%)	(8%)	(5%)	(28%)	4%	(27%)	(28%)
Fiasp®	516	332	280	—	52	184	173
% change at CER	12%	18%	16%	—	32%	1%	1%
NovoRapid®	3,371	2,277	1,292	437	548	1,094	1,002
% change at CER	(18%)	(11%)	(9%)	(28%)	2%	(31%)	(32%)
Human insulin	1,851	1,469	481	368	620	382	363
% change at CER	(17%)	(22%)	(13%)	(44%)	(11%)	18%	22%
Total insulin	12,343	9,330	4,566	2,242	2,522	3,013	2,720
% change at CER	(13%)	(10%)	(3%)	(30%)	1%	(21%)	(22%)
Other Diabetes care[1]	830	669	186	350	133	161	122
% change at CER	(4%)	9%	6%	10%	10%	(36%)	(43%)
Total Diabetes care	32,404	16,138	8,318	3,376	4,444	16,266	15,002
% change at CER	14%	6%	9%	(15%)	23%	24%	22%
Wegovy®	1,181	1	1	—	—	1,180	1,180
% change at CER	—	—	—	—	—	—	—
Saxenda®	2,462	1,286	789	41	456	1,176	1,057
% change at CER	19%	57%	65%	—	37%	(7%)	(9%)
Total Obesity care	3,643	1,287	790	41	456	2,356	2,237
% change at CER	66%	57%	65%	—	37%	72%	77%
Diabetes and Obesity care total	36,047	17,425	9,108	3,417	4,900	18,622	17,239
% change at CER	18%	9%	13%	(14%)	24%	28%	27%

Rare disease segment
Rare blood disorders[2]	2,863	1,610	1,022	87	501	1,253	1,145
% change at CER	(3%)	0%	11%	0%	(17%)	(7%)	(10%)
Haemophilia A	619	504	297	26	181	115	107
% change at CER	(6%)	0%	(12%)	21%	27%	(24%)	(26%)
Haemophilia B	162	98	63	3	32	64	32
% change at CER	(4%)	2%	(6%)	100%	17%	(12%)	(18%)
NovoSeven®	2,018	990	654	58	278	1,028	963
% change at CER	(2%)	0%	29%	(9%)	(35%)	(3%)	(7%)
Rare endocrine disorders[3]	1,923	1,286	587	60	639	637	631
% change at CER	(2%)	0%	(5%)	41%	3%	(6%)	(7%)
Other Rare disease[4]	432	241	198	2	41	191	106
% change at CER	(3%)	(8%)	(4%)	0%	(25%)	7%	2%
Rare disease total	5,218	3,137	1,807	149	1,181	2,081	1,882
% change at CER	(2%)	(1%)	3%	15%	(8%)	(5%)	(8%)

Total sales	41,265	20,562	10,915	3,566	6,081	20,703	19,121
% change at CER	15%	7%	11%	(13%)	16%	24%	23%
% change as reported	25%	13%	14%	(4%)	23%	40%	39%
Share of growth	100%	28%	22%	(10%)	16%	72%	64%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 31 of 34

H1 2022 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	4,235	1,115	546	23	546	3,120	3,063
% change at CER	134%	—	—	—	—	88%	88%
Ozempic®	26,384	7,987	4,810	919	2,258	18,397	16,963
% change at CER	73%	102%	59%	—	174%	62%	60%
Victoza®	6,032	2,911	1,459	730	722	3,121	2,995
% change at CER	(26%)	(22%)	(25%)	(14%)	(22%)	(30%)	(30%)
Total GLP-1	36,651	12,013	6,815	1,672	3,526	24,638	23,021
% change at CER	45%	53%	35%	83%	92%	41%	39%
Long-acting insulin	8,900	6,020	3,776	959	1,285	2,880	2,565
% change at CER	(6%)	4%	7%	(13%)	9%	(22%)	(25%)
Tresiba®	4,833	3,117	1,788	557	772	1,716	1,462
% change at CER	0%	11%	17%	6%	4%	(16%)	(20%)
Xultophy®	1,408	1,181	860	21	300	227	222
% change at CER	3%	9%	(2%)	0%	46%	(20%)	(20%)
Levemir®	2,659	1,722	1,128	381	213	937	881
% change at CER	(19%)	(10%)	0%	(34%)	(8%)	(32%)	(33%)
Premix insulin	5,513	5,242	1,348	2,602	1,292	271	261
% change at CER	(8%)	(8%)	(11%)	(11%)	3%	(11%)	(10%)
Ryzodeg®	1,352	1,352	243	512	597	—	—
% change at CER	55%	55%	21%	—	13%	—	—
NovoMix®	4,161	3,890	1,105	2,090	695	271	261
% change at CER	(19%)	(20%)	(16%)	(26%)	(4%)	(11%)	(10%)
Fast-acting insulin	8,729	5,689	3,391	1,097	1,201	3,040	2,835
% change at CER	(6%)	0%	2%	(14%)	7%	(16%)	(17%)
Fiasp®	1,013	654	558	—	96	359	338
% change at CER	16%	21%	18%	—	45%	7%	6%
NovoRapid®	7,716	5,035	2,833	1,097	1,105	2,681	2,497
% change at CER	(9%)	(3%)	0%	(14%)	4%	(19%)	(19%)
Human insulin	4,163	3,375	1,043	1,011	1,321	788	750
% change at CER	(15%)	(18%)	(8%)	(32%)	(11%)	(3%)	(2%)
Total insulin	27,305	20,326	9,558	5,669	5,099	6,979	6,411
% change at CER	(8%)	(5%)	1%	(17%)	1%	(18%)	(19%)
Other Diabetes care[1]	1,714	1,331	361	691	279	383	310
% change at CER	(16%)	(11%)	3%	(25%)	15%	(29%)	(33%)
Total Diabetes care	65,670	33,670	16,734	8,032	8,904	32,000	29,742
% change at CER	15%	10%	12%	(7%)	25%	21%	20%
Wegovy®	2,585	1	1	—	—	2,584	2,584
% change at CER	—	—	—	—	—	—	—
Saxenda®	4,460	2,479	1,515	78	886	1,981	1,761
% change at CER	21%	60%	78%	—	29%	(8%)	(11%)
Total Obesity care	7,045	2,480	1,516	78	886	4,565	4,345
% change at CER	84%	60%	78%	—	29%	102%	110%
Diabetes and Obesity care total	72,715	36,150	18,250	8,110	9,790	36,565	34,087
% change at CER	19%	12%	16%	(6%)	25%	27%	27%

Rare disease segment
Rare blood disorders[2]	5,940	3,413	1,907	184	1,322	2,527	2,357
% change at CER	3%	3%	(7%)	69%	16%	3%	2%
Haemophilia A	1,184	953	580	43	330	231	217
% change at CER	1%	6%	(7%)	95%	35%	(16%)	(17%)
Haemophilia B	339	216	133	6	77	123	61
% change at CER	6%	15%	2%	—	38%	(7%)	2%
NovoSeven®	4,289	2,203	1,170	135	898	2,086	1,997
% change at CER	3%	1%	(8%)	58%	9%	6%	5%
Rare endocrine disorders[3]	3,743	2,504	1,140	109	1,255	1,239	1,227
% change at CER	(5%)	(1%)	(4%)	43%	0%	(14%)	(14%)
Other Rare disease[4]	898	536	442	4	90	362	203
% change at CER	7%	(2%)	0%	50%	(14%)	27%	37%
Rare disease total	10,581	6,453	3,489	297	2,667	4,128	3,787
% change at CER	0%	1%	(5%)	58%	7%	(1%)	(2%)

Total sales	83,296	42,603	21,739	8,407	12,457	40,693	37,874
% change at CER	16%	10%	12%	(5%)	21%	24%	23%
% change as reported	25%	15%	14%	4%	27%	36%	36%
Share of growth	100%	35%	20%	(4%)	19%	65%	58%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 32 of 34
APPENDIX 7: ACQUISITION OF BUSINESSES
On 28 December 2021, Novo Nordisk acquired all outstanding shares of the publicly held US company Dicerna Pharmaceuticals, Inc. via a cash tender offer. Before the acquisition, Novo Nordisk held 2.9% of the shares in Dicerna Pharmaceuticals, Inc. at a fair value of DKK 573 million.

Details of the acquisition
The total purchase price amounts to DKK 22,034 million, which has been settled by the fair value of existing shareholdings of DKK 573 million, settlement of a pre-existing relationship of DKK 145 million and a cash consideration of DKK 21,316 million.

No changes have been made during the first 6 months of 2022 to the provisional purchase price allocation as presented in the 2021 Annual Report note 5.3. Acquisition of businesses.

The development in goodwill in the six months of 2022 is as follows:

DKK million	30 Jun 2022
Goodwill as of 31 December 2021	4,346
Exchange rate adjustment	395
Goodwill as of 30 June 2022	4,741

For further information regarding the acquisition please refer to the Annual Report for 2021.

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 33 of 34
APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	H1 2022	H1 2021	% change H1 2022 to H1 2021	Q2 2022	Q2 2021	% change Q2 2022 to Q2 2021

Net sales	83,296	66,845	25%	41,265	33,041	25%
Effect of exchange rates	(5,511)	—		(3,350)	—
Sales at CER	77,785	66,845	16%	37,915	33,041	15%

Operating profit at CER

DKK million	H1 2022	H1 2021	% change H1 2022 to H1 2021	Q2 2022	Q2 2021	% change Q2 2022 to Q2 2021

Operating profit	37,538	29,761	26%	18,391	14,779	24%
Effect of exchange rates	(3,602)	—		(2,162)	—
Operating profit at CER	33,936	29,761	14%	16,229	14,779	10%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	H1 2022	H1 2021	Q2 2022	Q2 2021

Net cash generated from operating activities	47,547	36,510	23,961	25,255
Net cash used in investing activities	(6,107)	(6,367)	(4,200)	(2,886)
Net purchase of marketable securities	1,745	2,987	1,625	1,004
Repayment on lease liabilities	(460)	(434)	(229)	(209)
Free cash flow	42,725	32,696	21,157	23,164

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Company announcement No 61 / 2022

Financial report for the period 1 January 2022 to 30 June 2022	Page 34 of 34
Financial reserves
'Financial reserves' is defined as the sum of cash and cash equivalents at the end of the period, marketable securities with original term to maturity exceeding three months and undrawn committed credit and loan facilities, with a maturity of more than 12 months, less loans and bank overdrafts classified as liabilities arising from financing activities with obliged repayment within 12 months of the balance sheet date. The following table reconciles total financial reserves with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial reserves

DKK million	H1 2022	H1 2021

Cash and cash equivalents	22,756	24,227
Marketable securities	8,279	2,987
Undrawn committed credit facility	11,531	11,526
Borrowings	(389)	(525)
Financial reserves	42,177	38,215

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Company announcement No 61 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 3, 2022
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer